{THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED}
                   {PURSUANT TO RULE 901(d) OF REGULATION S-T}

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Ranger Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    752907105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  June 19, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initi l filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

502469.1

         This statement ("Amendment No. 3") amends and supplements the Schedule 13D dated March 20, 1997 (the "Schedule 13D," which term includes such schedule as originally filed and as amended by all prior amendments, and as amended hereby). The following amendments of the original Schedule 13D have been filed on the dates indicated:

                  Amendment No. 1                             March 27, 1997
                  Amendment No. 2                             April 11, 1997

         Capitalized terms used but not otherwise defined herein have the meanings previously provided in the Schedule 13D.


Item 4.  Purpose of Transaction.

Item 4 is amended by adding at the end thereof the following:

         On April 28, 1997, in the action by Pure Group, Inc., a Delaware corporation ("PGI"), one of the Reporting Persons, instituted in Connecticut Superior Court, Judicial District of Fairfield at Bridgeport, known as Pure Group, Inc., against Ranger Industries, Inc., et al., Docket No. CV-97-0342437S, against the Company and members of its Board of Directors, the Superior Court entered as an order the terms of a stipulation which provided that (i) PGI would advance the reasonable costs for the conduct of an annual meeting of stockholders of the Company, (ii) the Company will provide a list of stockholders to PGI, and (iii) subject to final confirmation, the annual meeting of the stockholders of the Company will be held on July 29, 1997, with a record date of June 16, 1997.

         On June 19, 1997, PGI filed a definitive proxy statement (the "Proxy Statement") with the Securities and Exchange Commission, pursuant to which PGI is soliciting proxies to vote, at the Annual Meeting of Stockholders of the Company for a slate of nominees chosen by PGI to become the new Board of Directors (the "New Board") of the Company.

         Information about the nominees for the New Board, their respective business backgrounds and affiliations, is included in the Proxy Statement, a copy of which is incorporated herein by reference as Exhibit IV.

Item 4 is further amended by replacing the third paragraph thereof as set forth in Amendment No. 1 with the following paragraph:

         In connection with filing of the Proxy Statement and the related solicitation of proxies, Messrs. Morton Handel and Isaac Perlmutter, two of the Reporting Persons herein, and Mr. Robert Grosser, an officer and director of PGI, each agreed to be a nominee of PGI for the Board of Directors of the Company at the 1997 Annual Meeting of Stockholders of the Company. PGI and Mr. Perlmutter will indemnify each of said nominees, and other persons nominated by PGI, to the fullest extent permitted by applicable law, from and against any and all expenses, liabilities or losses of any kind arising out of any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against or incurred by a nominee in his capacity as such for election as a director of the Company, and, if elected, as a director

502469.1
of the Company, or arising out of his status in either such capacity. The indemnification includes reimbursement for reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, in connection with the defense of any claim, action, suit or proceeding as aforesaid. If the nominees are elected, such indemnification will be secondary to such indemnification as the nominees would be entitled to receive from the Company and all other sources.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to read in its entirety as follows:

     Other than (i) the indemnification described in Item 4, as amended, and
(ii) the proxies to be executed by the Reporting Persons (the "Standard Proxies") designating Messrs. Handel and Perlmutter (and one other person who is not a Reporting Person) as their proxies to vote at the 1997 Annual Meeting of Stockholders of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The Standard Proxies are identical in all respects to the proxies to be solicited from all the stockholders of the Company pursuant to the Proxy Statement. A copy of the form of Standard Proxy is included as part of Exhibit III hereto.

         The Reporting Persons are parties to a Joint Filing Agreement, a copy of which was filed with the original Schedule 13D as Exhibit I.

Item 7.  Material to be Filed as Exhibits.

         *Exhibit I --     Filing agreement dated March 19, 1997, among the
                           Reporting Persons.

         *Exhibit II --    Preliminary soliciting material filed with the
                           Securities and Exchange Commission (the "SEC") on March 27, 1997.

         Exhibit III --    Definitive Proxy Statement and Form of Proxy filed
                           with the SEC on June 19, 1997, by Pure Group, Inc.,
                           with respect to the 1997 Annual Meeting of
                           Stockholders of Ranger Industries, Inc.
--------------
*  Previously filed.

502469.1

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 1997                           PURE GROUP, INC.


                                                 By:    /s/ Isaac Perlmutter
                                                        --------------------
                                                        Name:  Isaac Perlmutter
                                                        Title:  President

                                                 TANGIBLE MEDIA, INC.

                                                             *
                                                 By:
                                                      ------------------------
                                                        Name:  Mitchell Boden
                                                        Title: President


                                                  KIDBEST LIMITED
                                                                   *
                                                  By:
                                                      ------------------------
                                                        Name:  Cheng Hsieh
                                                        Title: Executive Officer

                                                                   *

                                                       ------------------------
                                                             Joseph M. Ahearn

                                                                   *

                                                       -----------------------
                                                             Robert M. Grosser


                                                                       *
                                                       ------------------------
                                                             Morton Handel

                                                                       *
                                                        ------------------------
                                                             Cheng Hsieh



                                   *By:  /s/ Isaac Perlmutter
                                       ------------------------
                                 Isaac Perlmutter, Pro Se and Attorney-In-Fact

502469.1